                                                                     EXHIBIT D-4

                                  BEFORE THE
                    PENNSYLVANIA PUBLIC UTILITY COMMISSION


In Re: Application of Pike County Light        )
& Power Company for a Certificate of           )
Public Convenience Evidencing Approval         )
under Section 1102(a)(3) of the Public         )
Utility Code of the Transfer from Orange       )     Docket No:
and Rockland Utilities, Inc. to Consolidated   )     A--
Edison, Inc. by Merger the Title to, or the    )
Possession or Use of, All Property of Pike     )
County Light & Power Company, Used or          )
Useful in the Public Service                   )


TO THE PENNSYLVANIA PUBLIC UTILITY COMMISSION:

                               A. Introduction

     1. By this Application, Pike County Light & Power Company ("Pike"), seeks, pursuant to Section 1102(a)(3) of the Public Utility Code, 66 Pa.C.S. (S) 1102(a)(3), as interpreted in the Statement of Policy on Utility Stock Transfers, at 52 Pa. Code (S) 69.901, a certificate of public convenience evidencing the Pennsylvania Public Utility Commission's ("Commission") approval of the transfer by merger from Orange and Rockland Utilities, Inc. ("Orange and Rockland") to Consolidated Edison, Inc. ("CEI") the title to, or the possession or use of, all property of Pike, that is used or useful in the public service.

     2.   The complete name and address of the Applicant is:

                       Pike County Light & Power Company
                       One Blue Hill Plaza
                       Pearl River, New York  10965

     3. The names, addresses and telephone numbers of the Applicant's attorneys are:

                       David B. MacGregor
                       Morgan, Lewis & Bockius LLP
                       2000 One Logan Square
                       Philadelphia, PA  19103-6993
                       Tel: (215) 963-5448
                       Fax: (215) 963-5299

                       Michael W. Hassell
                       Morgan, Lewis & Bockius LLP
                       One Commerce Square
                       417 Walnut Street
                       Harrisburg, PA  17101-1904
                       Tel: (717) 237-4024
                       Fax: (717 237-4004

     4. The name, address and telephone numbers of an additional attorney for Pike is:

                       John L. Carley
                       Senior Counsel
                       Orange and Rockland Utilities, Inc.
                       One Blue Hill Plaza
                       Pearl River, NY  10965
                       Tel: (914) 577-2426
                       Fax: (914) 577-2959

     5.   The name, address and telephone numbers of the attorney for CEI is:

                       John D. McMahon
                       Deputy General Counsel
                       Consolidated Edison Company
                       of New York, Inc.
                       4 Irving Place
                       New York, New York  10003
                       Tel: (212) 460-6330
                       Fax: (212) 677-5850

                  B.  The Parties to the Proposed Transaction

     6. Pike is a Pennsylvania corporation organized in 1910, which provides electric and gas public utility service in the northeastern corner of Pike County, Pennsylvania. As shown in Exhibit F, Schedule 1 hereto, as of March 31, 1998, Pike served approximately 5,000 customers. Pike provides service throughout a 51 square mile service territory in Pike County. For the twelve months ended March 31, 1998, Pike's jurisdictional electric sales amounted to approximately 56,900 MWH and its jurisdictional gas sales amounted to approximately 129,000 MCF. As shown in Exhibit H, Schedule 1 hereto, for the same period, Pike's annual operating revenues were approximately $6,230,000. Pike's system does not include any bulk transmission lines operating at or above 230,000 volts and it includes approximately 118 miles of other transmission and distribution lines operating at less than 230,000 volts.

     7. Orange and Rockland is a public utility, incorporated in New York State, with a principal business office at One Blue Hill Plaza, Pearl River, New York 10965. Orange and Rockland with its two wholly-owned utility subsidiaries, Pike and Rockland Electric Company ("RECO"), a New Jersey public utility, jointly operate a single fully integrated electric production and transmission system ("Orange and Rockland System") serving parts of Pennsylvania, New Jersey and New York. Orange and Rockland is an exempt holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). The stock of Orange and Rockland is publicly held. Orange and Rockland is the sole stockholder of both Pike and RECO. Orange and Rockland, along with Pike and RECO, is a member system of the New York Power Pool ("NYPP"). Orange and Rockland's NYPP operations and other wholesale services are subject to the regulatory jurisdiction of the Federal Energy Regulatory Commission ("FERC").

     8. CEI is a corporation organized under the laws of the State of New York and is an exempt holding company under PUHCA. CEI's principal business office is at 4 Irving Place, New York, New York 10003. The stock of CEI is publicly held. CEI is the sole stockholder of Consolidated Edison Company of New York, Inc. ("Con Edison"). A corporation organized under the laws of the State of New York, Con Edison provides electric service in all of New York City (except part of Queens) and in most of Westchester County, New York. Con Edison also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester County, New York and steam service in part of Manhattan. Its electric, gas and steam retail rates are established by the New York Public Service Commission ("NYPSC"). Con Edison's principal business office is at 4 Irving Place, New York, New York 10003. Con Edison is a member system of the NYPP./1/

                         C. Description of the Merger

     9. The following is a summary of the principal steps which will be, or have been, taken to effect the proposed merger. A complete copy of the Agreement and Plan of Merger, dated as of May 10, 1998 ("Merger Agreement"), is provided as Exhibit A hereto.

     a. CEI has caused a new wholly-owned subsidiary, C Acquisition Corp. (the "Merger Subsidiary"), to be organized under the laws of New York for the purposes of the proposed merger.

     b. The Merger Subsidiary will be merged into Orange and Rockland ("Merger"). Orange and Rockland will be the surviving corporation, and the Merger Subsidiary will cease to exist.

     c. As set forth in Article II of the Merger Agreement, upon consummation of the Merger:

          (i) each issued and outstanding share of Orange and Rockland's common stock not owned by CEI, Orange and Rockland or an Orange and Rockland subsidiary will be canceled and converted into the right to receive cash in the amount of $58.50; and

          (ii) any shares of Orange and Rockland's common stock that are owned by Orange and Rockland as treasury stock or by CEI or by any Orange and Rockland subsidiary will be canceled and retired.

Prior to the consummation of the Merger, Orange and Rockland's Preferred Stock as well as Orange and Rockland's Preference Stock will have been redeemed.

___________

/1/ Con Edison Solutions, Inc., another wholly-owned subsidiary of CEI, is licensed to market energy in Pennsylvania.

     d. The Merger will result in a change in the ultimate owners of Orange and Rockland but will not involve any immediate change in the manner in which Pike provides electric transmission and delivery service to its customers. Pike will continue to exist, will retain its present name, and will operate as a wholly- owned subsidiary of Orange and Rockland. The services currently being provided by Pike will continue to be offered pursuant to Commission-approved tariffs. Exhibit K compares the pre- and post-merger corporate structures of the entities involved in these transactions.

                           D. Benefits of the Merger

     10. The Merger is expected to produce benefits, including cost savings through greater efficiencies and economies of scale and scope, a more diverse customer base, and a regional platform for growth. More specifically the Merger will provide the opportunity to achieve cost savings through greater operating efficiencies than would otherwise be possible. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The Merger also will create a regional platform for marketing utility and non-utility services will strengthen the ability of the combined company to offer additional services to customers.

     11. The Merger will not have an adverse effect on competition among suppliers of electric utility services. Pike owns no generating assets. Both Pike's corporate parent, Orange and Rockland, and Con Edison have committed to comprehensive generation divestiture programs and have established open access transmission tariffs consistent with the rules and requirements of the FERC. The technological innovations that have played a major role in facilitating competition, allowing new markets to form and expanding the types of transactions that utilities can accommodate, cannot be as effectively supported or encouraged on a small scale. This Merger will provide the resources to foster innovation and will add vitality and strength to the drive to competition and thereby increase the savings available to consumers. As a result, the Merger will not result in either anticompetitive or discriminatory conduct and will not prevent retail customers from obtaining the benefits of a competitive retail electricity market.

     12. In its electric restructuring proceeding,/2/ Pike has entered into a complete settlement with the Office of Trial Staff, Office of the Consumer Advocate and Office of Small Business Advocate. A Joint Petition for Complete Settlement dated May 15, 1998 has been filed with the Commission. The Merger will not alter the terms of that settlement and Pike remains fully committed to carrying through the terms of that settlement fully and completely. Pike has committed itself firmly to the development of a competitive electric market in its service area and plans to implement full retail access by May 1999. As the Commission moves forward with its restructuring of the electric industry in Pennsylvania, Pike expects that it will be better able to contribute to the new competitive environment as a result of the Merger. The end result will be a benefit to electric competition in Pennsylvania, as changes come to the industry. At the same time, the existence of the other competitors in the region will ensure that the combined companies have no market power in the restructured electric power market.

     13. The Merger will not have a substantial impact on jobs located in Pennsylvania. Pike has no operating employees. As a wholly-owned subsidiary of Orange and Rockland, all the service requirements of Pike's customers, including transmission, distribution, new business, commercial, and general and administrative operations are furnished by Orange and

_______________

/2/ Pennsylvania Public Utility Commission v. Pike County Light & Power Company,
    ---------------------------------------------------------------------------
Docket No. R-00974150.

Rockland. Orange and Rockland bills Pike for these services pursuant to the terms of the Joint Operating Agreement between them dated October 24, 1962./3/ Orange and Rockland will continue to maintain a significant local workforce. The combined companies recognize that a local workforce is necessary to maintain excellent customer service levels and to respond to the particular needs within each of the States that the operating utilities will serve. The manner in which Orange and Rockland provides services to Pike should remain largely unaffected.

     14. The Merger will not adversely affect Pike's service to its customers in Pennsylvania. The companies are committed to maintaining Pike's existing high standards of reliability and customer service. Merger-related savings will be obtained primarily through achieving economies of scale, such as elimination of duplicative departments and systems. As a result, the Merger will not have an adverse effect on the provision of safe, adequate and proper utility service at just and reasonable rates.

     15. The Merger should strengthen the ability of Pike to offer additional services to its customers by providing access to innovative technology and methods now employed by Con Edison. For example, potential appears to exist with respect to the introduction of voice-response unit technology currently employed by Con Edison and in the growth of options afforded to customers in the use of the Internet to carry out customer transactions (e.g., bill payment). There are other significant potential benefits in the application of Internet technology, particularly in the data-transmission area, in implementing retail access.

     16. The Merger also will enable Pike to draw on Con Edison's expertise to assure continued system reliability. Because of its size and service area characteristics, Con Edison has developed comprehensive systems to support reliability. These include managerial

_______________

/3/ After the consummation of the Merger, Pike will continue to be billed pursuant to the cost allocation methodologies set forth in the Joint Operating Agreement.

systems such as performance tracking and root-cause analysis, systematic operating procedure and specification development, remote substation and overhead system monitoring, outage management systems and power quality services. With the Merger, these systems may be adopted to enhance similar systems presently operational on the Orange and Rockland System.

     17. As a result of the Merger, Pike will be better positioned to maintain its strong commitment to the economic development and welfare of its service territory. This commitment will be enhanced by the improved ability of the combined entity to compete in the energy marketplace.

     18. The Merger Agreement provides that Con Edison and Orange and Rockland will remain separate operating utilities owned by CEI. Pike will remain as a wholly owned subsidiary of Orange and Rockland. As a consequence, the transaction will not impact on the ability of Pike to continue to raise debt or preferred equity capital in the future. Moreover, additional equity capital, whether raised publicly at the CEI level, or generated internally, will be invested in Con Edison and Orange and Rockland (including Pike), as appropriate, to fund utility capital expenditures while maintaining a cost-effective capital structure at the utility level.

     19. The Merger will make available certain net savings for sharing with customers which are driven by the operating efficiencies expected from the Merger. The forecast ten-year net synergy savings are set forth in Exhibit J. This exhibit indicates that the business combination of Orange and Rockland and Con Edison is anticipated to result in cost savings, net of transaction costs and costs to achieve, of approximately $468 million over the first ten years following the closing of the transaction (assumed closing date of March 31, 1999). Petitioners' propose a reasonable allocation of the synergy savings between consumers and investors in the combined company. Such sharing will apportion such savings equitably between customers and investors and an appropriately recognizes investment required to bring about desirable and efficient combinations such as the Merger.

     20. Pursuant to the proposal set forth in Exhibit J, electric and gas customers of Pike will benefit by one-half the savings over the 10-year period ending March 31, 2009, receiving a total benefit of $0.613 million. The disposition of these benefits is set forth in Exhibit J.

     21. Pike would be at risk to achieve the level of projected savings and customers would benefit even if the achieved savings are less than projected. If, on the other hand, actually achieved savings are greater than projected, such savings will foster rate stability by delaying the need for future rate increases.

     22. For accounting purposes, the Merger is treated as an acquisition by CEI of Orange and Rockland. As such, the Merger will be recorded using the "purchase method" of accounting for business combinations in accordance with Accounting Principles Board Opinion No. 16. The purchase price will be compared to the book value of Orange and Rockland when the Merger is consummated with the difference reflected as "Goodwill" on the books and records of CEI.

     23. Pike will defer its pro rata share of direct transaction costs related to the Merger and amortize these expenses against synergy savings to be realized from the combination before any benefits are passed on to ratepayers or shareholders. The direct transaction costs will be deferred in FERC account 182 "regulatory assets" and amortized against FERC account 930.2 "miscellaneous general expense" over a five year period. Pike will expense its pro rata share of indirect transaction and internal labor costs as incurred.

     24. Pike will be charged its pro rata share of the amortization of the "Goodwill" balance. Pike will amortize this cost "below the line". The amortization will be on a straight-line basis over a period not to exceed forty years.

     25. Separate financial statements, substantially the same as the current financial statements of Orange and Rockland and Pike, will continue to be issued. The assets of Orange and Rockland and Pike will continue to be recorded on their books and records at the same values as before the Merger.

                                   E. Rates

     26. Presently, Pike provides service to Pennsylvania jurisdictional customers under tariffs and rates reviewed and approved by the Commission. Pike's rates will not change as a result of the Merger. As described in Exhibit K, customer benefits will be accumulated in the form of credits to offset future cost increases.

                                  F. Service


     27. As noted above in Sections 13-15, service provided by Pike will not be affected by the Merger.

                            G. Corporate Approvals

     28. The Merger has been approved by the Board of Directors of Orange and Rockland and the Board of Directors of CEI.

     29. The Merger Agreement requires the approval of the holders of shares of common stock in Orange and Rockland. Orange and Rockland will hold a meeting of its shareholders on August 20, 1998 to vote on the approval of the Merger Agreement. CEI's shareholders are not required to approve the Merger Agreement.

                            H. Regulatory Approvals

     30. The Merger is subject to approval by this Commission as well as the NYPSC and the New Jersey Board of Public Utilities.

     31. The proposed merger is subject to approval by the United States Securities and Exchange Commission ("SEC") under the PUHCA.

     32. The Merger is subject to approval by the FERC under Section 203 of the Federal Power Act.

     33. The expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, will be required.

     34. The target date for receiving all necessary regulatory approvals, fulfilling all other conditions of the Merger Agreement, and closing the Merger is March 31, 1999. Delays beyond that time would likely increase the total transaction and transition costs while delaying the benefits of the Merger. Pike, therefore, requests that the Commission expedite consideration of this Petition.

                            I. Service Territories

     35. Provided as Exhibit B hereto are copies of Pike's tariff sheets which identify the areas where it provides gas and electric service in Pennsylvania. Exhibit C hereto is a map depicting the portions of Pennsylvania where Pike provides service.

     36. The gas and electric service territories of Pike would not be changed by the Commission's approval of this Application or by the consummation of the transaction proposed herein.

                           J. Pike Corporate History

     37. Pike was organized in 1910 as a subsidiary of the Orange County Public Service Company of Port Jervis, New York. In 1913, Pike merged with Matamoras Gas Company and Pike Gas Company to form Pike County Light & Power Company. In 1914, Pike County Light & Power Company merged with Milford Electric Company, Milford Township Electric Company, and Westfall Electric Company to become what is known today as Pike County Light & Power Company. Pike County Light & Power Company was acquired by the Tenney Company in 1926 and merged into Rockland Light and Power Company. On February

28, 1958, Orange and Rockland Electric Company merged into Rockland Light and Power Company and the merged company became Orange and Rockland Utilities, Inc.

                              K. Supporting Data

     38. Pike will employ, in furnishing service, plant in service presently used by it to furnish service, together with plant presently under construction and plant which may be added in the future prior to approval of this Application. Exhibit E is a Statement for Pike of the original cost, by primary account, of plant in service. Also shown on Exhibit E is the reserve for depreciation associated with plant in service. Approval by the Commission of this Application and the consummation of the transaction proposed herein will not alter the original cost of plant in service or the depreciation reserve of each company.

     39. Exhibit F hereto indicates for Pike the number of customers, by class, as of March 31, 1998. Approval by the Commission of this Application and the consummation of the transaction proposed herein will not alter the number of customers served by Pike.

     40. Exhibit G hereto contains balance sheets for Pike as of March 31, 1998. Approval by the Commission of this Application and the consummation of the transaction proposed herein will have no material effect upon Pike's balance sheets.

     41. Exhibit H hereto is the statement of income for Pike, for the twelve months ended March 31, 1998. Approval by the Commission of this Application and the consummation of the transaction proposed herein will not affect Pike's income statement.

     42. Exhibit I hereto is the Statement of Financial Condition of CEI as of December 31, 1997.

                               L. Miscellaneous

     43. All of the annual reports, tariffs and other documents filed by Pike with the Commission and filings by its predecessors, are made a part hereof by reference.

     44. The following exhibits are attached to this Petition, incorporated herein and made a part hereof:

          a.   Exhibit A - Agreement and Plan of Merger;
               Exhibit B - Description of Territory
               Exhibit C - Map of Pike
               Exhibit D - Tariff sheets
               Exhibit E - Statement of Pike Original Cost Plant in Service
                           (March 31, 1998)
               Exhibit F - Customers Served as of March 31, 1998
               Exhibit G - Pike Balance Sheet
               Exhibit H - Pike Statement of Income
               Exhibit I - Statement of Financial Condition of CEI as of
                           December 31, 1997
               Exhibit J - Synergy Savings
               Exhibit K - Comparison of Pre- and Post Merger Corporate
                           Structure

     45. The Merger Agreement provides that, prior to the closing date, the Merger Agreement may be terminated for a variety of reasons. In the event that the Merger Agreement is so terminated in accordance with its terms, Pike respectfully reserves the right to withdraw this Petition.

     WHEREFORE, for all the foregoing reasons, Pike County Light & Power Company respectfully requests that the Pennsylvania Public Utility Commission approve this Application and issue a certificate of public convenience approving the transfer from Orange and Rockland Utilities, Inc. to Consolidated Edison, Inc. by merger the title to, or the possession or use of, all property of Pike County Light & Power Company, that is used or useful in the public service.

                                         Respectfully submitted,

                                         _______________________________________
John L. Carley                           David B. MacGregor
Senior Counsel                           Morgan, Lewis & Bockius LLP
Orange and Rockland Utilities, Inc.      2000 One Logan Square
One Blue Hill Plaza                      Philadelphia, PA  19103-6993
Pearl River, NY 10965                    Tel: (215) 963-5000
Tel: (914) 577-2426                      Fax: (215) 963-5299
Fax: (914) 577-2959

Attorney for Pike County Light           Michael W. Hassell
& Power Company                          Morgan, Lewis & Bockius LLP
                                         One Commerce Square
John D. McMahon                          417 Walnut Street
Deputy General Counsel                   Harrisburg, PA  17101-1904
Consolidated Edison Company
of New York, Inc.                        Tel:  (717) 237-4024
4 Irving Place                           Fax:  (717) 237-4004
New York, New York 10003

Attorney for Consolidated
Edison, Inc.
                                         Of Counsel:

                                         MORGAN, LEWIS & BOCKIUS LLP

                                         Attorneys for Pike County Light & Power
                                         Company, Orange and Rockland Utilities,
                                         Inc., and Consolidated Edison, Inc.

Dated: July 2, 1998

                                   AFFIDAVIT
                                   ---------


STATE OF NEW YORK   :
                    :    SS.
COUNTY OF ROCKLAND  :


     G. D. CALIENDO, being duly sworn according to law, deposes and states that he is Senior Vice President, General Counsel and Secretary of Pike Light & Power Company; that he is authorized to and does made this affidavit for it; and that the facts set forth above related to Pike Light & Power Company are correct to the best of his knowledge, information and belief.


                                                ________________________________
                                                            R. Lee Haney

Sworn to and subscribed
before me this ____ day
of June, 1998.


________________________
     Notary Public

                       PIKE COUNTY LIGHT & POWER COMPANY
                       ---------------------------------
                                 BALANCE SHEET
                                 -------------
                            ASSETS AND OTHER DEBITS
                            -----------------------

                                                                Mar. 31,
                                                                  1998
                                                               ----------
Utility Plant
-------------
     Electric Plant in Service                                 $7,307,305
     Gas Plant in Service                                         845,327
     Common Utility Plant in Service                               68,406
     Gas Plant Held for Future Use                                 10,096
     Construction Work in Progress                                152,881
                                                               ----------
      Total Utility Plant                                       8,384,015
                                                               ----------

Accumulated Provision for Depreciation:
     Electric                                                   1,725,378
     Gas                                                          267,149
     Gas Held for Future Use                                        4,336
     Common                                                        38,318
                                                               ----------
      Total Accum. Provision for Depreciation                   2,035,181
                                                               ----------

       Net Utility Plant                                        6,348,834
                                                               ----------

Other Property and Investments
------------------------------
     Nonutility Property                                           39,365
     Accumulated Provision for Depreciation                       (15,226)
                                                               ----------

      Total Other Property and Investments                         24,139
                                                               ----------

Current And Accrued Assets
--------------------------
     Cash                                                         307,975
     Special Deposits                                              96,259
     Working Funds                                                    150
     Customer Accounts Receivable                                 427,085
     Other Accounts Receivable                                     30,229
     Accumulated Prov. for Uncollectible Accounts                 (50,953)
     Accounts Receivable from Assoc. Companies                      4,179
     Materials and Supplies                                       257,247
     Prepayments                                                  191,115
     Accrued Utility Revenue                                      448,141
                                                               ----------

      Total Current and Accrued Assets                          1,711,427
                                                               ----------

Deferred Debits
---------------
     Unamortized Debt Expense                                      47,682
     Preliminary Survey and Investigation Charges                  12,081
     Miscellaneous Deferred Debits                              1,268,555
     Accumulated Deferred Federal Income Tax                      294,628
                                                               ----------

      Total Deferred Debits                                     1,622,946
                                                               ----------

       Total Assets and Other Debits                           $9,707,346
                                                               ==========

                       PIKE COUNTY LIGHT & POWER COMPANY
                       ---------------------------------
                                 BALANCE SHEET
                                 -------------
                         LIABILITIES AND OTHER CREDITS
                         -----------------------------

                                                              Mar. 31,
                                                                1998
                                                             ----------
Proprietary Capital
-------------------
    Common Stock Issued                                      $  137,000
    Miscellaneous Paid-In Capital                               500,000
    Retained Earnings                                         2,919,779
                                                             ----------

     Total Proprietary Capital                                3,556,779
                                                             ----------

Long Term Debt
--------------
    Bonds                                                     2,683,500
                                                             ----------

Non-Current Liabilities
-----------------------
    Accum. Prov. for Pensions and Benefits                       99,056
                                                             ----------

Current and Accrued Liabilities
-------------------------------
    Accounts Payable                                             25,498
    Accounts Payable to Assoc. Companies                      1,294,555
    Customer Deposits                                            53,433
    Taxes Accrued                                                (8,223)
    Interest Accrued                                             42,563
    Misc. Current and Accrued Liabilities                       302,625
                                                             ----------

     Total Current and Accrued Liabilities                    1,710,451
                                                             ----------

Deferred Credits
----------------
    Customer Advances For Construction                            7,856
    Other Deferred Credits                                      109,446
    Accum. Deferred Investment Tax Credits                       65,758
    Accumulated Deferred Income Taxes:
    Liberalized Depreciation                                  1,051,357
    Other                                                       423,143
                                                             ----------

     Total Deferred Credits                                   1,657,560
                                                             ----------

     Total Liabilities & Equity                              $9,707,346
                                                             ==========

                       PIKE COUNTY LIGHT & POWER COMPANY
                  Net Book Value of Electric Plant in Service
                                March 31, 1998

                                                                                             Accumulated
                                                                       Electric              Provision for
                                                                        Plant               Depreciation &             Net Book
                                                                      in Service             Amortization                Value
                                                                 ------------------     -------------------      ------------------
INTANGIBLE PLANT
----------------
(302)    Franchise and Consents                                          $    2,675              $                       $    2,675
                                                                 ------------------     -------------------      ------------------

               Total Intangible Plant                                         2,675                                           2,675
                                                                 ------------------     -------------------      ------------------

DISTRIBUTION PLANT
------------------
(360)    Land and Land Rights                                                46,091                  15,314                  30,777
(361)    Structures and Improvements                                          2,327                   2,524                    (197)
(362)    Station Equipment                                                   32,422                  25,485                   6,937
(364)    Poles, Towers and Fixtures                                       2,091,580                 531,336               1,560,244
(365)    Overhead Conductors & Devices                                    1,982,750                 245,826               1,736,924
(366)    Underground Conduit                                                207,339                  21,927                 185,412
(367)    Underground Conductors & Devices                                   512,287                  82,774                 429,513
(368)    Line Transformers                                                1,551,327                 523,295               1,028,032
(369)    Services                                                           467,204                 157,700                 309,504
(370)    Meters                                                             299,093                  87,906                 211,187
(373)    Street Lighting & Signal Systems                                   112,210                  39,431                  72,779
                                                                 ------------------     -------------------      ------------------
               Total Distribution Plant                                   7,304,630               1,733,518               5,571,112
                                                                 ------------------     -------------------      ------------------
               Retirement Work in Progress                                        0                  (8,140)                  8,140
                                                                 ------------------     -------------------      ------------------

               Total                                                      7,304,630               1,725,378               5,579,252
                                                                 ------------------     -------------------      ------------------

         Depreciation Deficiency *                                                0                       0                       0
                                                                 ------------------     -------------------      ------------------

               Total                                                     $7,307,305              $1,725,378              $5,581,927
                                                                 ==================     ===================      ==================

                       PIKE COUNTY LIGHT & POWER COMPANY
                    Net Book Value of Gas Plant in Service
                                March 31, 1998

                                                                          Accumulated
                                                           Gas             Prov. for
                                                          Plant            Deprec. &          Net Book
                                                        in Service        Amortization         Value
                                                        ----------        ------------        --------
DISTRIBUTION PLANT
------------------
(374)    Land and Land Rights                             $  1,551            $    372         $  1,179
(376)    Mains                                             484,572             147,832          336,740
(378)    Meas. and Reg. Equip. - General                    67,784              23,722           44,062
(380)    Services                                          246,624              77,374          169,250
(381)    Meters                                             20,651               6,810           13,841
(382)    Meter Installations                                23,115               7,936           15,179
(384)    House Regulator Installations                       1,030                 110              920
                                                          --------            --------         --------

               Total General Plant                         845,327             264,156          581,171
                                                          --------            --------         --------

         Retirement Work in Progress                                                 0                0
                                                          --------            --------         --------

         Depreciation Deficiency                                                 2,993           (2,993)
                                                          --------            --------         --------

               Total                                      $845,327            $267,149         $578,178
                                                          ========            ========         ========

                       PIKE COUNTY LIGHT & POWER COMPANY
                   Net Book Value of Common Plant in Service
                                March 31, 1998

                                                                                 Accumulated
                                                             Common               Prov. for
                                                             Plant                Deprec. &         Net Book
                                                           in Service            Amortization        Value
                                                           ----------            ------------       --------
GENERAL PLANT
-------------
(389)   Land and Land Rights                                    $ 3,771            $                   $ 3,771
(390)   Structures and Improvements                              38,592             16,034              22,558
(391)   Office Furniture & Equipment                             17,927             19,226              (1,299)
(392)   Transportation Equipment
(393)   Stores Equipment
(394)   Tools, Shop & Garage Equipment
(395)   Laboratory Equipment
(396)   Power Operated Equipment
(397)   Communication Equipment                                   6,113              2,024               4,089
(398)   Miscellaneous Equipment                                   2,003              1,034                 969
                                                                -------            -------             -------

                Total General Plant                              68,406             38,318              30,088
                                                                -------            -------             -------
        Retirement Work in Progress

                Total                                           $68,406            $38,318             $30,088
                                                                =======            =======             =======

                       PIKE COUNTY LIGHT & POWER COMPANY
                       ---------------------------------
              Statement of Income for Year Ending March 31, 1998

                                                                    Company           Electric            Gas
Utility Operating Income                                             Total              Dept.            Dept.
------------------------                                         -------------      -------------     ------------
    Operating Revenue                                               $6,230,156         $5,392,214         $837,942
                                                                 -------------      -------------     ------------
    Operating Expenses:
      Operation and Maintenance                                      5,094,432          4,308,537          785,895
      Depreciation Expense                                             220,898            217,201            3,697
      Taxes Other than Income Taxes                                    371,893            313,132           58,761
      Federal Income Taxes                                              99,545            107,234           (7,689)
      Provision for Deferred Income Taxes                              137,830            130,947            6,883
      Provision for Deferred Income Taxes - Cr.                       (153,287)          (131,556)         (21,731)
      Investment Tax Credit Adjustments                                 (5,420)            (5,196)            (224)
                                                                 -------------      -------------     ------------
        Total Operating Expenses                                     5,765,891          4,940,299          825,592
                                                                 -------------      -------------     ------------

        Total Utility Operating Income                                 464,265         $  451,915         $ 12,350
                                                                 -------------      =============     ============

    Other Income
    ------------
      Revenue from Nonutility Operations                                     0
      Non-Operating Rental Income                                         (487)
      Interest and Dividend Income                                       7,970
      Allowance for Funds Used During Construction                           0
      Miscellaneous Non-Operating Income                                  (134)
                                                                 -------------
        Total Other Income                                               7,349
                                                                 -------------

 Other Income Deductions
 -----------------------
      Loss on Disposition of Property                                        0
      Miscellaneous Income Deductions                                    6,647
                                                                 -------------
        Total Other Income Deductions                                    6,647
                                                                 -------------

Taxes - Other Income Deductions
-------------------------------
      Taxes Other Than Income Taxes                                      1,094
      Federal Income Taxes                                              (1,071)
      Deferred Federal Income Taxes                                        300
      Investment Tax Credit Adjustment                                       0
                                                                 -------------
        Total Taxes - Other Income Deductions                              323
                                                                 -------------

        Net Other Income and Deductions                                    379
                                                                 -------------
Interest Charges
----------------
      Interest on Long Term Debt                                       258,615
      Amortization of Debt Discount & Expense                            3,291
      Interest on Debt to Assoc. Companies                              29,475
      Other Interest Expense                                            (2,931)
      Allowance for Borrowed Funds Used
        During Construction                                               (477)
                                                                 -------------
        Total Interest Charges                                         287,973
                                                                 -------------

      Net Income                                                    $  176,671
                                                                 =============